THE EASTERN COMPANY

The Case For Change at The Eastern Company

SUPPLEMENT TO THE PRESENTATION OF THE BARINGTON GROUP

May 5, 2015

Important Disclosures

This presentation is for general informational purposes only and is not intended for distribution to or use by any person or entity in any jurisdiction or country where such distribution or use would be contrary to local law or regulation. The views expressed herein represent the opinions of the Barington Group, whose analysis is based on publicly available information. Certain financial information and data used herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or from other sources the Barington Group believes are reliable. The Barington Group shall not be responsible or have and liability for any inaccurate information contained in any SEC filing or third party report. Furthermore, the Barington Group disclaims any obligation to update the information contained herein and reserves the right to modify or change its conclusions at any time in the future.

The Barington Group has not sought or obtained consent from any third party to use previously published information as proxy soliciting material. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No representation or warranty is made that data or information, whether derived or obtained from filings made with the SEC or from any third party, are accurate.

This presentation does not recommend the purchase or sale of any security nor is it an offer to sell or a solicitation of an offer to buy any security. Furthermore, this presentation is not intended to be, nor should it be construed or used as, investment, tax or legal advice. No representation or warranty is made that Barington's investment process or investment objectives will or are likely to be achieved or successful or that Barington's investments will make any profit or will not sustain losses. Past performance is not indicative of future results. Furthermore, the preparation and distribution of this presentation should not be taken as any form of commitment on the part of Barington to take any action in connection with the company discussed herein.

The case studies and examples contained herein are provided for discussion purposes only. They are not necessarily indicative of other investments made by Barington or the expected return of the company discussed herein.

Any assumptions, assessments, estimates, projections or the like (collectively, "Statements") regarding future events or which are forward-looking in nature constitute only subjective views, outlooks or estimations, are based upon the Barington Group's expectations or beliefs, are subject to change due to a variety of factors, including fluctuating market conditions and economic factors, and involve inherent risks and uncertainties, many of which cannot be predicted or quantified and are beyond the Barington Group's control. Actual results could differ materially from those set forth in, contemplated by, or underlying these Statements. In light of these risks and uncertainties, there can be no assurance and no representation is given that these Statements are now or will prove to be accurate or complete in any way.

The Barington Group has filed a definitive proxy statement and an accompanying WHITE proxy card with the SEC on April 10, 2015 to be used to solicit proxies in connection with the election of its nominees at the 2015 Annual Meeting of Shareholders of The Eastern Company, a Connecticut corporation. Information relating to the participants in such proxy solicitation has been included in the definitive proxy statement.

THE BARINGTON GROUP STRONGLY ADVISES ALL SHAREHOLDERS OF THE EASTERN COMPANY TO READ THE DEFINITIVE PROXY STATEMENT BECAUSE IT CONTAINS IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN THE PROXY SOLICITATION AND THEIR DIRECT OR INDIRECT INTERESTS. SUCH PROXY STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS, ARE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. SHAREHOLDERS MAY ALSO OBTAIN A COPY OF THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS, WITHOUT CHARGE, AT HTTP://WWW.BARINGTON.COM/EASTERN.HTML OR BY CONTACTING BARINGTON'S PROXY SOLICITOR, MACKENZIE PARTNERS, INC., AT ITS TOLL-FREE NUMBER: (800) 322-2885 OR AT PROXY@MACKENZIEPARTNERS.COM.

Contents

Eastern's May 1st presentation: time to set the record straight

- We believe that The Eastern Company's May 1, 2015 presentation attempts to divert shareholder attention from the Company's disappointing share price performance and the Board's disastrous record in the area of corporate governance by making a number of false and diversionary statements. We believe that shareholders will benefit from a few clarifications to set the record straight.
  - Eastern's Peers: Eastern claims that the companies in the peer group used by Glass Lewis & Co. for comparative purposes in its 2014 Proxy Report have little in common with Eastern other than being industrial companies.

    We strongly disagree and believe that this peer group, which was assembled by Equilar, Inc., an independent company, is reasonable and appropriate for comparison purposes.* While no two companies are identical, the industrial companies selected by Equilar are similar to Eastern in size, financial metrics, and scope of business and end-markets. The Equilar peer group is also similar to the peer group utilized by Institutional Shareholder Services for comparative purposes in its 2013 Proxy Report on the Company.

    Regardless of which peer group is used, the results are the same: Eastern's share price significantly underperforms both peer groups during the 1, 3, 5, 10 and 15-year periods preceding our Schedule 13D filing. The Company's share price also materially underperforms ten relevant market indices over these same time periods.

- According to Equilar's website, Equilar "logically determines peer groups by incorporating the collective knowledge of corporate disclosures, rather than using arbitrary industry classifications or financial metrics. This approach provides the most accurate representation of true peer groups. As the industry standard, Equilar Market Peers is used by both proxy advisory services and institutional investors."

Eastern's May 1st Presentation: shareholders deserve better (cont.)

  - Barington's Proposal: The Company continues to make false and misleading statements regarding our response to its repeated requests for a proposal from Barington in 2014. We will set the record straight, once and for all.
  - Eastern's "Plan": Eastern has disclosed in its May 1st presentation a one-page "plan" to create shareholder value. While this is the first time the Company has shared its so-called "plan" with shareholders, unfortunately it not only lacks specifics, it is also inconsistent with Eastern's actual performance and recent actions.

- We believe shareholders deserve better than this. It is time to move away from election rhetoric and focus on what is truly important: improving the financial and share price performance of Eastern. We are confident that Eastern can become a great company, and encourage it to adopt the strategies we have recommended that have been utilized by companies such as Jarden, Roper Technologies and others to create significant long-term value for shareholders.

Contents

Eastern has significantly underperformed its peers

Eastern has significantly underperformed its peers, as selected by the two leading proxy advisory firms, over the one, three, five, ten and fifteen-year periods preceding the public filing of our Schedule 13D on September 30, 2014.

Total Shareholder Return Through 9/29/14[1]

Percentage change

	1 Year (9/30/13-9/29/14)	3 Years (9/30/11-9/29/14)	5 Years (9/30/09-9/29/14)	10 Years (9/30/04-9/29/14)	15 Years (9/30/99-9/29/14)
The Eastern Company	0.9%	-6.2%	14.5%	55.0%	63.7%
Equilar Peer Group Median[2]	4.3%	53.2%	99.1%	109.4%	129.7%
ISS Peer Group Median[3]	28.8%	58.1%	56.9%	75.0%	216.0%

1 Analysis through the filing of the Barington Group's Schedule 13D on 9/30/2014 disclosing its 5.2% ownership position in the Company. The performance of Eastern has been calculated assuming the reinvestment of dividends.
2 Median performance of peer group established by Equilar, Inc. This peer group was utilized by Glass Lewis & Co. for comparative purposes in its 2014 proxy report for Eastern. The Equilar peer group includes Hurco Companies, Inc. (HURC); Synalloy Corporation (SYNL); PMFG, Inc. (PMFG); Core Molding Technologies, Inc. (CMT); UFP Technologies, Inc. (UFPT); NN, Inc. (NNBR); Chase Corporation (CCF); NL Industries, Inc. (NL); Hardinge Inc. (HDNG); Omega Flex, Inc. (OFLX); and CompX International Inc. (CIX). Excludes members of peer group during any periods that they were not publicly traded companies.
3 Median performance of peer group that was utilized by Institutional Shareholder Services in its 2013 Proxy Report for Eastern. The peer group Includes Hurco Companies, Inc. (HURC); Omega Flex, Inc. (OFLX); The L.S. Starrett Company (SCX); and Gencor Industries, Inc. (GENC). Excludes Met-Pro Corporation which was sold in April 2013. ISS did not utilize peers for comparison purposes in its 2014 Proxy Report.

Source: Capital IQ; SEC Filings; ISS and Glass Lewis Proxy Reports

The Equilar and ISS peers are similar in size to Eastern

We believe that the peer companies selected by Equilar and ISS are reasonable and appropriate for comparison purposes. To begin with, these companies are similar in size to Eastern.

Comparison of the Size of the Equilar and ISS Peers to Eastern

$ millions; as of May 1, 2015

	Market Capitalization	Total Enterprise Value	LTM Revenue	LTM EBITDA	LTM EBIT
Equilar Peers					
• NN, Inc. (NNBR)	479.5	812.4	488.6	62.0	39.9
• NL Industries, Inc. (NL)	363.7	305.5	103.8	3.1	(0.5)
• Chase Corporation (CCF)	353.1	393.0	226.9	49.0	38.0
• Omega Flex, Inc. (OFLX)	307.8	285.3	85.2	21.1	20.6
• Hurco Companies, Inc. (HURC)	212.6	156.0	222.3	27.3	24.8
• Core Molding Technologies, Inc. (CMT)	166.9	169.8	175.2	19.8	14.8
• CompX International Inc. (CIX)	146.4	100.8	103.8	17.1	13.6
• UFP Technologies, Inc. (UFPT)	142.9	111.8	139.3	17.4	13.0
• Hardinge Inc. (HDNG)	138.6	138.6	311.6	15.7	5.9
• Synalloy Corporation (SYNL)	130.1	174.8	201.4	21.2	16.1
• PMFG, Inc. (PMFG)	98.4	97.0	158.1	(3.0)	(5.7)
Equilar Peer Average	230.9	249.5	201.5	22.8	16.4
Equilar Peer Median	166.9	169.8	175.2	19.8	14.8
ISS 2013 Peers					
• Omega Flex, Inc. (OFLX)	307.8	285.3	85.2	21.1	20.6
• Hurco Companies, Inc. (HURC)	212.6	156.0	222.3	27.3	24.8
• The L.S. Starrett Company (SCX)	132.2	129.8	251.8	22.8	13.5
• Gencor Industries, Inc. (GENC)	90.2	(2.4)	36.3	0.3	(1.1)
ISS Peer Average	185.7	142.2	148.9	17.9	14.5
ISS Peer Median	172.4	142.9	153.8	22.0	17.1
The Eastern Company (EML)	122.6	112.4	141.9	14.4	10.8

Source: Capital IQ; SEC Filings; ISS and Glass Lewis Proxy Reports

The financial metrics of the Equilar and ISS peers are also similar to Eastern

The financial and performance metrics of the Equilar and ISS peers are also similar to those of Eastern.

Comparison of the Financial Metrics of the Equilar and ISS Peers to Eastern

Percent

	Gross Margin			SG&A Margin			EBITDA Margin		
	FY2014	FY2013	FY2012	FY2014	FY2013	FY2012	FY2014	FY2013	FY2012
Equilar Peers									
• NN, Inc. (NNBR)	21.6%	20.9%	20.3%	9.0%	8.9%	8.5%	12.7%	12.0%	11.8%
• NL Industries, Inc. (NL)	31.1%	30.0%	29.2%	31.7%	103.3%	47.1%	3.0%	(69.7%)	(10.4%)
• Chase Corporation (CCF)	35.2%	32.7%	33.2%	19.0%	20.0%	20.3%	20.8%	17.7%	16.8%
• Omega Flex, Inc. (OFLX)	58.7%	54.3%	51.4%	31.1%	31.2%	35.9%	24.8%	20.2%	12.4%
• Hurco Companies, Inc. (HURC)	30.9%	28.6%	31.1%	19.4%	19.6%	19.0%	11.0%	8.7%	12.1%
• Core Molding Technologies, Inc. (CMT)	17.2%	16.4%	15.9%	8.8%	9.3%	8.2%	11.3%	10.4%	10.5%
• CompX International Inc. (CIX)	31.1%	30.0%	29.2%	18.0%	19.8%	21.3%	16.5%	13.7%	12.0%
• UFP Technologies, Inc. (UFPT)	26.5%	29.5%	29.3%	17.1%	17.0%	16.5%	12.5%	15.4%	15.0%
• Hardinge Inc. (HDNG)	27.9%	28.9%	29.0%	26.0%	23.5%	22.7%	5.0%	8.7%	8.5%
• Synalloy Corporation (SYNL)	16.5%	10.1%	11.9%	8.3%	8.2%	7.5%	10.8%	4.3%	6.2%
• PMFG, Inc. (PMFG)	27.5%	35.0%	30.5%	26.6%	24.7%	23.4%	(5.7%)	5.2%	2.6%
Equilar Peer Average	29.5%	28.8%	28.3%	19.5%	26.0%	20.9%	11.2%	4.2%	8.9%
Equilar Peer Median	27.9%	29.5%	29.2%	19.0%	19.8%	20.3%	11.3%	10.4%	11.8%
ISS 2013 Peers									
• Omega Flex, Inc. (OFLX)	58.7%	54.3%	51.4%	31.1%	31.2%	35.9%	24.8%	20.2%	12.4%
• Hurco Companies, Inc. (HURC)	30.9%	28.6%	31.1%	19.4%	19.6%	19.0%	11.0%	8.7%	12.1%
• The L.S. Starrett Company (SCX)	32.8%	29.5%	30.1%	27.4%	29.5%	30.3%	8.6%	3.4%	3.3%
• Gencor Industries, Inc. (GENC)	19.5%	22.5%	19.0%	16.1%	13.7%	14.7%	3.4%	7.8%	2.3%
ISS Peer Average	35.5%	33.7%	32.9%	23.5%	23.5%	25.0%	12.0%	10.0%	7.5%
ISS Peer Median	31.9%	29.1%	30.6%	23.4%	24.5%	24.6%	9.8%	8.3%	7.7%
The Eastern Company (EML)	23.1%	21.2%	21.2%	14.8%	13.9%	12.6%	10.8%	10.0%	10.8%

Source: Capital IQ; SEC Filings; ISS and Glass Lewis Proxy Reports

The Equilar and ISS peers are industrial companies with characteristics similar to Eastern

The Equilar and ISS peer companies are primarily multi-segment industrial companies that manufacture products for end-markets similar to Eastern's. As these companies serve niche markets (like Eastern), no two companies are identical and few compete directly in all product segments. Nevertheless, they all share many similar characteristics with Eastern.

Equilar and ISS Peers

Company	Businesses	End-Markets	Sales and Distribution
NN, Inc. (NNBR)	• Metal bearing components, including precision steel balls • Plastic and rubber components, including a range of precision bearing seals • Autocam precision components, including engineered shafts, mechanical components, fluid system components and complex precision parts	• HVAC • Transportation • Fluid power • Diesel engines	• Not available
NL Industries, Inc. (NL)	• Security products, including mechanical and electrical cabinet locks, and other locking mechanisms • Marine components, including stainless steel exhaust headers, exhaust pipes and mufflers • Insurance brokerage and risk management services components	• Gas stations • Healthcare • Office and institutional furniture • Postal service • Recreational transportation • Vending equipment	• Direct to original equipment manufacturers • Distributors
Chase Corporation (CCF)	• Industrial materials, including insulating and conducting materials, laminated film foils, etc. • Construction materials including protective pipe coating tapes and other protectants for valves, regulators, etc.	• Aerospace • Automotive/transportation • Commercial printing • Electronic and telecommunications • Wire and cable • Oil companies and gas • Public utilities	• Direct sales • Independent agents • Distributors
Omega Flex, Inc. (OFLX)	• Flexible metal hoses including flexible gas piping	• Construction • Manufacturing • Transportation • Petrochemical • Pharmaceutical	• Independent agents • Distributors • Wholesalers • Original equipment manufacturers
Hurco Companies, Inc. (HURC)	• Computerized machine tools • Control systems and software	• Aerospace • Automotive/transportation • Defense • Electronics and computer • Energy • Medical equipment	• Independent agents • Distributors • Direct sales

Source: Capital IQ; SEC Filings

The Equilar and ISS peers are industrial companies with characteristics similar to Eastern (cont.)

Equilar and ISS Peers (continued)

Company	Businesses	End-Markets	Sales and Distribution
Core Molding Technologies, Inc. (CMT)	• Sheet molding compounds (SMC) including compression molding of SMC, glass mat thermoplastics, and bulk molding compounds • Fiberglass reinforced plastics, including reaction injection molding products	• Automotive/Heavy-duty truck • Agriculture • Construction • Marine	• Not available
CompX International Inc. (CIX)	• Security products, including mechanical and electrical cabinet locks, and other locking mechanisms • Marine components, including stainless steel exhaust headers, exhaust pipes, mufflers and other exhaust systems	• Gas stations • Healthcare • Office and institutional furniture • Postal service • Recreational transportation • Vending equipment	• Direct sales • Distributors
UFP Technologies, Inc. (UFPT)	• Foams, plastics, composites, and natural fiber materials	• Aerospace • Automotive • Defense • Electronics • Industrial • Medical	• Direct sales • Independent agents • Distributors
Hardinge Inc. (HDNG)	• Metal cutting machine solutions including computer-numerically controlled cutting lathes, machining centers and grinding machines • post-sale support services, such as operation and maintenance training, in-field maintenance and in-field repair	• Aerospace • Automotive • Communications and consumer-electronics • Construction equipment • Defense • Energy • Farm equipment • Medical equipment • Recreational equipment • Transportation	• Direct sales • Independent agents • Distributors

Source: Capital IQ; SEC Filings

The Equilar and ISS peers are industrial companies with characteristics similar to Eastern (cont.)

Equilar and ISS Peers (continued)

Company	Businesses	End-Markets	Sales and Distribution
The L.S. Starrett Company (SCX)	• Electronic gages, gage blocks, optical vision and laser measuring equipment • M1 lubricant and precision ground flat stock • Hand measuring tools and precision instruments, such as micrometers, optical, vision, and laser measurement systems • Tools for measuring, marking, and layout activities as well as manual and automated field of view measurement systems	• Automotive • Aviation • Construction • Marine • Metalworking • Farm • Do-it-yourself customers	• Distributors • Independent agents
Synalloy Corporation (SYNL)	• Metals, including stainless steel and other alloy pipes • Specialty chemicals	• Automotive • Chemical, petrochemical, oil and gas • Food and beverage • Mining • Pharmaceutical • Power generation • Pulp and paper • Water and waste water treatment	• Not available
PMFG, Inc. (PMFG)	• Separation and filtration systems and products • selective catalytic reduction systems, selective non-catalytic reduction systems, and low emissions burner and related combustion systems	• Commercial and industrial companies • Engineering contractors • Operators of power facilities	• Direct sales • Independent agents
Gencor Industries Inc. (GENC)	• Hot-mix asphalt paving materials and related asphalt plant equipment • Combustion systems • Thermal fluid heat transfer systems	• Highway construction	• Direct sales representatives, • Independent agents • Distributors

Source: Capital IQ; SEC Filings

Eastern has underperformed 10 major market indices over the past 1, 3, 5, 10 and 15-year periods

Eastern has materially underperformed numerous relevant market indices over the one, three, five, ten and fifteen-year periods preceding the public filing of our Schedule 13D on September 30, 2014.

Shareholder Return Through 9/29/14*

Percentage change

	1 Year	3 Years	5 Years	10 Years	15 Years
The Eastern Company (EML)	**0.9**	**(6.2)**	**14.5**	**55.0**	**63.7**
Wilshire 5000 Index	18.1	86.9	109.7	114.8	NA
Russell 2000 Index	5.5	80.9	97.8	102.1	127.1
S&P US Small Cap Industrials Index**	9.1	102.3	110.2	NA	NA
S&P Composite 1500 Machinery (Industry) Index**	8.7	75.0	112.4	147.5	259.6
MSCI USA/machinery Index**	8.3	67.0	103.4	129.1	210.0
Dow Jones US Industrial Machinery Index**	7.5	99.1	123.1	145.0	183.2
Nasdaq US Small Cap Industrial Machinery Index	5.6	NA	NA	NA	NA
Russell 3000 Machinery Sub Sector Index**	5.4	53.0	116.4	176.3	NA
S&P 600 Industrial Machinery (Sub Industry) Index**	1.0	81.8	103.6	138.0	276.5
Value Line Machinery Index**	(0.2)	29.9	59.8	114.4	161.1

* Analysis through the filing of the Barington Group's Schedule 13D on 9/30/2014 disclosing its 5.2% ownership position in the Company. The performance of Eastern has been calculated assuming the reinvestment of dividends.

** The performance of these indices does not reflect the reinvestment of dividends. The performance of all other indices have been calculated assuming the reinvestment of dividends.

Source: Capital IQ; SEC Filings

Contents

Eastern's misleading claims regarding Barington's proposal

- Eastern states, on page 17 of its May 1st presentation, that on July 30, 2014, Mr. Mitarotonda sent a letter to the Company proposing a "vague offer to provide strategic planning, acquisition and integration 'services' to the Company in exchange for approximately $1 million in restricted Company stock." The Company alleges that "the Board rejected this self-serving offer as an improper benefit for one shareholder and not in the best interest of all shareholders."
- It is misleading for the Company to start its timeline in July 2014 and give the impression that the letter we sent to the Company was unsolicited and came out of the blue. Leonard Leganza, Eastern's Chairman and CEO, repeatedly asked Barington representatives James Mitarotonda and August Vlak to prepare a proposal setting forth ways in which we could assist Eastern with strategic planning and acquisitions. As noted in the background section of our Proxy Statement, we have been recommending to Mr. Leganza that the Company conduct a strategic review since December 2012. We also recommended that the Company build scale in its most attractive businesses through complementary acquisitions. However, after being asked by Mr. Leganza to prepare a proposal numerous times, we finally sent him a letter that summarized our initial thoughts on potential ways in which we could be of assistance, after he told us that he thought the Company would benefit from our involvement and that our skills were better than those being offered by any investment bank that he had spoken with.* The letter we prepared was at Mr. Leganza's suggestion, not ours, and specified that it was for discussion purposes only.
- In response, Mr. Leganza sent us a letter dated September 25, 2014. Contrary to the false and misleading assertions of the Company in its proxy materials, Mr. Leganza did not state that the Board found our proposal "self-serving," "improper" or "not in the best interests of all shareholders." Rather, he expressed his belief that Eastern's "in house" resources were adequate to conduct strategic planning with the Board and to review acquisition candidates, perform diligence and integrate acquired companies.

- August Vlak, a Senior Advisor to Barington, has assisted numerous companies with strategic planning and acquisitions. He is a graduate of Stanford Business School that worked as a consultant at McKinsey & Company and as an investment banker at Lehman Brothers before joining Katzenbach Partners, a management consulting firm that was subsequently sold to Booz & Company.

Eastern's misleading claims regarding Barington's proposal (cont.)

- Furthermore, for purposes of correcting the record, the compensation arrangement we proposed for discussion purposes in our July 30, 2014 letter was not a "self-serving offer" designed to give an "improper benefit to one shareholder." To the contrary, it was specifically designed to align the interests of Barington with the interests of all other shareholders.
  - Our letter proposed that Barington would be granted 60,000 restricted shares of Eastern common stock in return for providing two years worth of services. The letter further proposed that: "The restricted stock would vest in the following increments if the Company's 20-day average stock price meets or exceeds the following thresholds within a five-year period after the grant date: 15,000 shares at $18.00 per share, 30,000 shares at $20.00 per share, and 15,00 shares at $22.00 per share."
  - At the time the letter was written, Eastern's shares were trading at approximately $16 a share.* Therefore, as proposed, Barington would receive 25% of its proposed consideration only if Eastern's stock appreciated by approximately 12.5%, 50% more of the proposed consideration only if Eastern's stock appreciated by 25%, and its full proposed consideration only if Eastern's stock appreciated by 37.5%. If Eastern's shares decreased in value, remained flat, or increased by less than 12.5%, Barington would not receive any consideration at all for its services. Considering that Eastern's shares had <u>declined</u> in value by 5.2% during the five-year period preceding our June 30, 2014 letter, it should be clear that our intention was to align our interests with those of all Eastern's shareholders.
  - We highly doubt that the Eastern Board negotiated a more favorable arrangement for shareholders with Wells Fargo Securities, and encourage the Board to promptly disclose the terms of the engagement.

- Eastern's shares ultimately closed on July 30, 2014 at $16.16.

Eastern's misleading claims regarding Barington's proposal (cont.)

- Barington would not have made a proposal if not for the repeated requests of Mr. Leganza. Our approach – which we have practiced consistently for over 15 years – is to assist companies by serving as independent members of their boards of directors.*

- We continue to wonder why we were repeatedly asked for a proposal by Mr. Leganza if he and the Board felt they had things well in hand. We also wonder why the Company engaged Wells Fargo Securities to conduct a strategic review if they truly believed that Eastern has the skills "in house" to perform such a review. Regardless, what is clear to us beyond a shadow of a doubt is that the Board is now trying to mischaracterize our proposal, which we made in good faith at the request of the Company, as a diversionary tactic in the proxy contest.

* As noted by APB Financial Group in its January 30, 2015 report on OMNVOVA Solutions Inc., "Barington Capital, which was founded by James Mitarotonda in January 2000, prefers to work constructively with the board and management to effect change and likes to obtain board seats at its investment companies. We highlight that this activist is not what we refer to as a 'hit and run' activist and instead has a history of working with companies over multi-year periods." (emphasis added).

Contents

BARINGTON

Eastern's one-page "plan": short on details and inconsistent with reality

In the May 1st presentation, Eastern disclosed for the first time its "Value Creation and Growth Plan." Unfortunately, this so-called "plan" is not only short on details and confuses outcomes with actions, it is also inconsistent with Eastern's actual performance and recent actions.

Assessment of Eastern's "Value Creation and Growth Plan"

Eastern's "Value Creation and Growth Plan"	Reality
Enhance value for our shareholders through organic growth, value-creating acquisition and dividend consistency.	• The Company's total return to shareholders has lagged its peers and the market as a whole for the 1, 3, 5, 10 and 15-year periods preceding the filing of our Schedule 13D. • The Company's revenue growth has also lagged its peers for the prior 1, 3, 5, 10 and 15-year periods.
Continue to strengthen our position for long-term growth.	• This is not a strategy.
Pursue growth opportunities in areas such as lightweight composite panels, vehicular hardware, and safety and security products.	• The Company has allocated 45% of its capital expenditures in the last five years to its Metal Products division, rather than composite panels, vehicular hardware, and safety and security products. • The Company's most recent acquisition, Argo Transdata, assembles printed circuit boards (and not lightweight composite panels, vehicular hardware, or safety and security products).
Maximize profit and cash flows to fund product development, efficiency improvements and dividend payouts.	• We do not believe Eastern is launching enough new products. In 2014, Eastern generated only 11.7% of its revenue from new products launched in the prior three years, compared to 27.5% for the average company, according to a study by APQC.

Source: The Eastern Company's May 1, 2015 presentation; Barington analysis

Eastern's one-page "strategic plan": short on details and inconsistent with reality (cont.)

Assessment of Eastern's "Value Creation and Growth Plan" (continued)

Eastern's "Value Creation and Growth Plan"	Reality
Retention of Wells Fargo Securities to evaluate all strategic options with the objective of maximizing shareholder value.	• We are encouraged that, after several years of recommending a strategic review, the Company has finally recognized the importance of this action and the lack of internal capabilities. • We are concerned that without specific goals or a timeline being announced, no concrete results will come from the engagement.* • We urge the Company to promptly disclose the scope of the Wells Fargo assignment.
With a strong balance sheet, the Company is well-positioned to make investments necessary to take advantage of top-line and bottom-line growth and explore further growth in foreign markets.	• The Company's international revenues have not grown since FY2005.
Remain truly to our core values as a nearly 160-year old New England Company.	• We believe the Company needs new ideas and fresh perspectives which can be introduced while respecting its New England heritage.

* The Company stated in its March 30, 3015 press release announcing the retention of Wells Fargo that "[t]here is no set timetable for the review process, and there is no guarantee that any transaction will be consummated."

Source: The Eastern Company's May 1, 2015 presentation; Barington analysis

Contents

We believe that shareholders deserve a better future

Despite Eastern's current challenges, we are confident that, with our assistance, Eastern has the potential to become a great company and create significant long-term shareholder value, as has been done at companies such as Jarden, Roper, Standex and Dover. We are committed to working with Eastern's management team and Board to help achieve this success.

	Strategy	Results
Jarden Corporation (JAH)	• Consumer-based growth strategy with four key pillars – Further penetrating existing distribution channels by capitalizing on strong customer relationships and attracting new customers – Introducing new product offerings in each of our major product categories – Strategic acquisitions of complementary businesses – International expansion • Completed $6.5 billion in acquisitions in 12 years, primarily in household goods and outdoor sporting goods	• Market capitalization of $75 million in June 2001 grew to $10 billion by April 2015 • 12 year share price CAGR of 28% • International revenue CAGR of 28% between 2004 and 2014 • 12-year revenue growth of $7.1 billion – $1.1 billion (16%) organic growth; average annual organic revenue growth is approximately 2% – $5.9 billion (84%) acquired
Roper Technologies, Inc. (ROP)	• Built a family of leading niche businesses that provide engineered products, software, and services for diverse end markets. • Operational execution fostered by unique governance processes and a common set of tools • Rigorous focus on cash flow conversion and return on capital to drive growth	• Market capitalization of $2 billion in April 2005 grew to $17 billion in April 2015 • 10-year share price CAGR of 17%
Standex International Corporation (SXI)	• Focus on growing larger and more profitable business units through both organic initiatives and acquisitions • Identify and invest in opportunities to increase the global presence and capabilities of our businesses	• Market capitalization of $320 million in April 2005 grew to $1 billion in April 2015 • 10 year share price CAGR of 12% • 10-year International revenue CAGR of 9%; domestic revenue CAGR of 1.3%
Dover Corporation (DOV)	• Target annual organic sales growth of 3% to 5%, complemented by acquisition growth of 3% to 5% over the same period • Focus on segment margin expansion through productivity initiatives, including supply chain activities, strategic pricing, and portfolio shaping • Generate free cash flow as a percentage of sales of approximately 10%	• 20-year share price CAGR of 10% • EBITDA margin expansion from 10.5% in FY94 to 20.2% in FY14

Source: Capital IQ; SEC Filings; Barington Capital analysis

These companies have out-performed the market over the past ten years, demonstrating Eastern's potential

We believe that Eastern has the potential to create significant long-term value with a more disciplined multi-business strategy, as Jarden, Roper, Standex and Dover have done over the past ten years.

10-Year Total Shareholder Return

Percentage change



400%
300%
200%
100%
0%
-100%
May-04-2005
Oct-03-2005
Mar-06-2006
Aug-03-2006
Jan-04-2007
Jun-06-2007
Nov-02-2007
Apr-07-2008
Sep-04-2008
Feb-04-2009
Jul-07-2009
Dec-03-2009
May-06-2010
Oct-05-2010
Mar-07-2011
Aug-04-2011
Jan-04-2012
Jun-05-2012
Nov-05-2012
Apr-09-2013
Sep-06-2013
Feb-06-2014
Jul-09-2014
Dec-05-2014
Roper Technologies, Inc. (ROP)
Jarden Corporation (JAH)
Standex International Corporation (SXI)
Dover Corporation (DOV)
Russell 2000 Index

Source: Capital IQ; SEC Filings; Barington Capital analysis

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